UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Three year period ending 2005

FORM U-12(I)-B (THREE-YEAR STATEMENT)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT
OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED
HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT
CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)

1. Name and business address of person filing statement:

Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200,
Atlanta, GA 30308-2216

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71:

Attorneys and employees of Troutman Sanders LLP

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

Dominion Resources Inc. and subsidiary companies

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship:

Attorneys and associated personnel - - legal and related services

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)
Salary or other Compensations
Name of Recipient	Received(a)	To be received(b)	Person or company from whom received or to be received

See Rider A attached hereto

(b) Basis for compensation if other than salary. Services Rendered

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client: $145,072.30
(b) Itemized list of all other expenses: No other expenses
Date: January 28, 2003	/s/ Troutman Sanders LLP
By: DeWitt R. Rogers, Partner

Section 12(i) of the Public Utility Holding Company Act of 1935 provides that it shall be unlawful for any person employed or retained by any registered holding company, or any subsidiary company thereof, to present, advocate, or oppose any matter affecting any registered holding company or any subsidiary company thereof, before the Congress or any Member or committee thereof, or before the Commission or Federal Power Commission, or any member, officer, or employee of either such Commission, unless appropriate reports are filed as the Commission may prescribe.

Rider A to Form U-12(I)-B of Troutman Sanders LLP 5(a)

Recipient	(a)	(b)(1)	Payor

Troutman Sanders LLP (including the former Mays & Valentine LLP}	$5,957,984.04		Dominion Resources Services, Inc.

(1) Amounts to be received for services rendered 2003-2005 to the companies designated in Item 3 will be agreed upon by such companies and the firm, subject to approval by the Commission to the extent, if any, required.